RECEIVED
2008 SEP 30 A 7:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
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Sydney NSW 2000

PO Box H224
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Telephone 61 2 9227 0334

Facsimile:

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New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

[redacted]

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	15-Sep-2008
Time	15:08:06
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

08005129

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Mr John Cahill as a Director

PROCESSED
OCT 01 2008
THOMSON REUTERS

dlw 9/30

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Emeco Holdings Limited

ACN 112 188 815

Market release
15 September 2008

Appointment of John Cahill as a non-executive director

The directors of Emeco Holdings Ltd (ASX Code: EHL) are pleased to advise the appointment of Mr John Cahill as an independent non-executive director of the company.

John brings to his new role many years of corporate, financial and commercial experience. He is a former Chief Executive Officer of Alinta Infrastructure Holdings and Chief Financial Officer of Alinta Ltd. He is a Graduate Member of the Australian Institute of Company Directors and a Fellow and Director of CPA Australia Ltd.

The Managing Director of Emeco, Mr Laurie Freedman, said, "We are pleased John has accepted our invitation to join the Emeco board. John has considerable experience at a leadership level with several substantial enterprises. We believe that, with his undoubted commercial skills and experience, John will be a significant contributor as Emeco strives to achieve its strategic objectives."

Mr Cahill's appointment is effective as from 15 September 2008.

Further enquiries should be directed to:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

END